Room 4561

July 11, 2006

Mr. Richard Ferguson
Chief Financial Officer
CoConnect, Inc.
480 E. 6400 South, Suite 230
Salt Lake City, Utah 84107

      Re: **CoConnect, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed May 19, 2006
              File No. 000-26533

Dear Mr. Ferguson:

      We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note that the report issued by Pollard-Kelley Auditing Services, Inc. does not include an opinion on the financial statements for the year ended December 31, 2004. Tell us how you intend to comply with Item 310(a) of Regulation S-B to include audited statements of income, cash flows and changes in stockholders' equity for each of the two years preceding the date of the audited balance sheet.

2.   As indicated in the Staff's letter dated May, 16, 2006, please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K filed on April 26, 2006. The Staff may have further comments based on your former accountants' representations.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202)-551-3406 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief